LICENSE AGREEMENT

         THIS LICENSE AGREEMENT (the "Agreement") is made and dated this 2 day of April, 1998, by and between CAL-AMERICAN BUILDING COMPANY, INC., a California corporation and STEVEN D. ROSENTHAL, jointly and severally (collectively, the "LICENSOR") and MAJESTIC MODULAR BUILDINGS, LTD., a Maryland corporation (the "LICENSEE").

                                    RECITALS

         A. The Licensor owns all right, title and interest in and to the Approval Rights, as defined in Section 1.2 hereof, and Technical Information, as defined in Section 1.4 hereof, relating to the Licensed Products; and

         B. The Licensor has the right to grant licenses to the Approval Rights and Technical Information for the use; and

         C. The Licensee desires to obtain a license to enable it to use the Approval Rights and Technical Information, under the terms and conditions hereinafter set forth, for the purpose of developing and marketing the Licensed Products for the purposes and in the Territory specified in this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises and undertakings contained herein, the parties to this Agreement do hereby covenant and agree as follows:

         1. DEFINITIONS.

         1.1 "Approval Rights" shall mean any existing Plan Checks, licenses, approvals, authorizations, permits and other documents for the construction and assembly of Licensed Products in the States of California, Nevada and Arizona, as are listed in Schedule A annexed hereto, any continuation, continuation-in-part, or division of such rights, any applications based on the subject matter of said rights or improvements thereof, and any applications based on the subject matter of said rights or improvements thereof, and any rights issuing on said applications.

         1.2 "Licensed Products" shall mean the various types and models of modular buildings and structures, and component parts thereof, to be manufactured, assembled and sold by the Licensee using the Approval Rights and Technical Information licensed by the Licensor to the Licensee hereunder as more fully described on Schedules A and B annexed hereto.

         1.3 "Subcontractor Licensee" shall mean a licensee under Article 2 of this Agreement who has been awarded a limited license to manufacture and/or sell Licensed Products. The Licensee shall remain responsible for all of its duties agreed upon in this Agreement, regardless of the award of licenses to Subcontractor Licensee(s).

         1.4 "Technical Information" shall mean the know-how, trade secrets, technical data, design data, drawings, test results, and the like, licensed by the Licensor to the Licensee hereunder which relate uniquely to the manufacture of the Licensed Products for sale, all as listed on Schedule B annexed hereto.

         2. LICENSE

         2.1 The Licensor hereby grants to the Licensee, and the Licensee hereby accepts from the Licensor, upon the terms and conditions hereinafter specified, and subject to the provisions of Section 2.2 below, an exclusive license (except as to PC 292, PC 371 and PC 339 as set forth below) to use the Approval Rights and Technical Information solely to develop, manufacture, use, sell and service the Licensed Products and replacement and spare parts therefor strictly in compliance with all federal, state and local laws, regulations and rules.

         2.2 The license granted by the Licensor to the Licensee under this Agreement in the Territory as provided above shall be an exclusive license arrangement. The Licensor represents that no rights have been granted to others which would conflict with the license rights of the Licensee under this Agreement or which would diminish the value of the rights conveyed hereunder.

         2.3 The license granted herein shall not be assignable by the Licensee, nor shall the Licensee have the right to grant sublicenses without the written consent of the Licensor. The prohibition against assignment shall not preclude the assignment of this Agreement to any corporation or other entity which is a wholly owned subsidiary of the Licensee. The prohibition against assignment shall further not preclude the Licensee from subcontracting to Subcontractor Licensees for the manufacture and/or assembly of the Licensed Products, any component parts thereof or any replacement parts therefor.

         3. TECHNICAL ASSISTANCE AND INFORMATION

         3.1 The Licensor agrees that the Licensor shall furnish to the Licensee such Technical Information as will enable the Licensee to develop and manufacture the Licensed Products.

         3.2 All Technical Information furnished hereunder shall be used by the Licensee exclusively for the purpose of performing its obligations under this Agreement and shall not be used for any other purpose without the specific written approval of the Licensor.

         4. CLAIMS BY THIRD PARTIES

         4.1 The Licensor declares that, to the best of its knowledge, the Approval Rights do not infringe any right or other protection owned or controlled by persons other than the Licensor, excepting a non-exclusive license to Dura-Bilt Modular Company, Inc. to use PC 292, PC 371 and PC 339. However, nothing in this Agreement shall be construed as a representation or a warranty by the Licensor as to the validity of any right or other protection hereby agreed to be licensed or that manufacture, use or sale of the Licensed Products will not infringe any right or other protection owned or controlled by persons who are not parties to this Agreement.

         4.2 In the event any action is instituted against the Licensee based upon the exercise of any of the licenses or rights granted under this Agreement, the Licensee shall promptly notify the Licensor and the Licensor shall thereafter, through legal counsel of its choice, defend and prosecute any legal action which results therefrom. The parties hereto will cooperate fully in all respects in the conduct of such litigation or any settlement negotiations. The Licensor may not, however, without the prior written approval of the Licensee, enter into any compromise, stipulation or other agreement of settlement which may prejudice the Licensee's rights or obligate the Licensee to pay any monies or other consideration to a third party. Any costs or expense incurred, or any profits or awards obtained under this Section 4.2 will be paid or collected by the Licensee and thereafter deducted or added to the "gross selling price" for the appropriate reporting period under Section 9 of this Agreement.

         4.3 In the event any action is instituted against the Licensor based upon the exercise of any of the licenses or rights granted under this Agreement, the Licensor shall promptly notify the Licensee and the Licensee shall have the right to participate in any legal action which results therefrom. The parties hereto will cooperate fully in all respects in the conduct of such litigation or any settlement negotiations. The Licensor may not, however, without the prior written approval of the Licensee, enter into any compromise, stipulation or other agreement of settlement which may substantially affect the Licensee's rights or obligate the Licensee to pay any monies or other consideration to a third party.

         5. TECHNICAL REALIZATION AND COMMERCIAL EXPLOITATION

         5.1 The obligations of the Licensor hereunder shall be fully discharged upon the furnishing to Licensee of the Technical Information as hereinabove described. The Licensee acknowledges that it fully understands the subject matter of the license granted under this Agreement and has sufficient knowledge concerning the Licensed Products to manufacture it in a manner which will render it suitable for the particular purpose for which it is designed.

         5.2 The Licensor agrees that, from and after the date of execution of this Agreement and until this Agreement shall expire or be sooner terminated, the Licensor shall not manufacture any Licensed Products, directly or indirectly.

         6. QUALITY

         6.1 The Licensee agrees that all Licensed Products manufactured and sold by the Licensee shall be of the standards of quality and reliability required by applicable laws and regulations pertaining to the Licensed Products.

         6.2 The representatives of the Licensor and/or the Licensor shall have the right, in conjunction with representatives of the Licensee and during reasonable business hours, to inspect the assembly and/or manufacturing facilities of the Licensee relating to the Licensed

Products and the Licensor shall have the right to test the Licensed Products at Licensor's expense on the premises of the Licensee or in other facilities of its own selection; provided, however, that such inspection rights shall be limited to two visits annually.

         7. MODIFICATIONS

         Both parties agree that any modifications of the Licensed Products conceived or acquired by either of them shall be made available to the other during the term of this Agreement, provided that an agreement with respect to such modifications or improvements, including the payment of reasonable royalties therefor, shall have been reached.

         8. INSURANCE

         8.1 The Licensee shall be responsible for obtaining and maintaining in full force and effect workers' compensation, employers' liability, business automobile liability, umbrella liability, intellectual property liability and commercial general liability insurance pursuant to the requirements of this Section hereinafter set forth and any other requirements contained herein. The Licensee shall comply with all state and local insurance statutes and regulations. The Licensee's commercial general liability and umbrella insurance policies shall include contractual liability, with commercially reasonable limits, and shall include all defense costs, including, but not limited to, attorneys' fees, court costs, and other similar costs and expenses. It is understood and agreed that any insurance limits shall not be construed as a limitation on the Licensee's liability. The policies shall provide coverage for any liability the Licensee (including its employees, agents, invitees, contractors and subcontractors) may have for bodily injury or death, personal and advertising injury, or property damage. The Licensor, including its divisions, subsidiaries, parent and corporate affiliates, and its owner, shareholders, officers, directors, employees, and agents shall be included as "additional insureds" under all insurance policies provided by the Licensee, if requested by the Licensor, and each policy shall provide a waiver of subrogation.

         8.2 If at any time the Licensee fails to obtain insurance (or provide proof of insurance) in accordance with this Agreement, or otherwise required by the Licensor, the Licensor may obtain the coverage specified in this Agreement and charge all associated premiums and costs to the Licensee. The Licensee shall reimburse the Licensor the cost thereof within fifteen (15) days of receipt of notice from the Licensor

         9. ROYALTIES

         9.1 During the term of this Agreement, the Licensee agrees to pay to the Licensor a royalty of (i) three and one-half percent (3 1/2%) of Licensee's gross selling price with respect to sales of Licensed Products, made by the Licensee, up to Five Million Dollars ($5,000,000.00) annually, and (ii) two percent (2%) of such gross selling price in excess of Five Million Dollars ($5,000,000.00) annually. Upon execution of this Agreement, the Licensee shall tender to and deposit with the Licensor the sum of Five Thousand Dollars ($5,000.00) as an advance payment of royalties due under this Agreement. Such amount shall be used to satisfy the initial royalties due hereunder in the amount of the deposit.

         9.2 The Licensor's right to receive payment of the royalty shall accrue when Licensed Products shall have been completed and shipped by the Licensee and payment or other consideration is received therefor.

         9.3 For the purpose of computing royalties under this Agreement, the Licensee's "gross selling price" shall be the Licensee's gross invoice price, without deductions, for Licensed Products, exclusive of transportation costs, taxes, duties and other miscellaneous charges paid by the Licensee, regardless of whether subsequently reimbursed by the customer. The "gross selling price" shall not include amounts which are derived from sales of products, including modular buildings and structures, which are manufactured and assembled without the use of, or reliance on the Approval rights licensed hereunder.

         10. SETTLEMENT OF ACCOUNTS

         10.1 Royalties for each three month period (the "Quarter") shall be due and payable within thirty (30) days after the end of the Quarter. Within thirty
(30) days after the expiration of the Quarter, the Licensee shall deliver to the Licensor a true and accurate report in writing, giving such particulars of the business conducted by the Licensee during the preceding Quarter as are pertinent to any accounting for any such royalties under this Agreement.

         10.2 Each quarterly royalty payment shall be by bank draft, payable in U.S. currency and delivered to such account or accounts of the Licensor as shall be designated in writing by the Licensor on or before the due date specified in
Section 10.1.

         10.3 The Licensee agrees to keep records showing the quantity, description and total gross selling price of all Licensed Products and parts and manuals therefor that have been sold or otherwise disposed of and such other related information in sufficient detail to enable the compensation payable hereunder by the Licensee to be determined . The Licensee further agrees to permit its books and records to be examined from time to time by an outside auditor selected by the Licensor, at the Licensor's expense, to verify the reports provided for in Section 10.1 hereof and the compensation due and payable hereunder.

         11. COVENANTS OF PARTIES

         11.1 Neither party shall be obligated to disclose to the other party any proprietary information of a third party without the consent of such third party, nor any information the furnishing of which would require the payment of consideration to a third party other than an employee of the party furnishing the information.

         11.2 Each party will use reasonable efforts to perform its obligations under this Agreement, but shall, except for Licensee's obligation to make any payment of money under this Agreement, be excused for failure to perform or for delay in performance hereunder due to (1) causes beyond its reasonable control or (2) acts of God, acts of the other Party or its contractors, acts of civil or military authorities (including the Governments of Canada and the United States and political subdivisions thereof), U.S. Government priorities, fires, strikes, floods, epidemics, war, riot, delays in transportation, or (3) causes beyond its reasonable control to obtain necessary labor or materials.

         12. CONFIDENTIALITY OF TECHNICAL INFORMATION

         12.1 All Technical Information furnished by the Licensor to the Licensee pursuant to this Agreement shall be treated as confidential by the Licensee, even after the expiration or earlier termination of this Agreement. The Licensee shall take all necessary steps to prevent disclosure of any and all such Technical Information. With the prior consent of the Licensor, the Licensee shall have the right to disclose to subcontractors such Technical Information as is necessary but only if a confidentiality agreement substantially in acceptable form to the Licensor, shall have been executed by such subcontractor in accordance with this paragraph.

         12.2 All Technical Information provided by the Licensor to the Licensee under this Agreement, as well as any copies or translations thereof made by the Licensee, shall remain the property of the Licensor and shall be returned by the Licensee within thirty (30) days from the date of termination or expiration of this Agreement. At the discretion of the Licensor, the Technical Information shall be destroyed by the Licensee upon termination or expiration of this Agreement when so requested by the Licensor, whereupon the Licensee shall destroy the Technical Information within thirty (30) days from its receipt of such request and thereafter promptly provide a written certification to the Licensor that all Technical Information has been destroyed.

         13. WARRANTY AND LIMITATION OF LIABILITY

         13.1 The Licensor represents to the Licensee that the Technical Information furnished pursuant to this Agreement will correspond to the Technical Information used by the Licensor.

         13.2 The Licensor makes no express warranty, and no warranty shall be implied, with respect to any Technical Information furnished by it under this Agreement. It is agreed that the Licensor shall not be liable, whether in contract, tort or otherwise, nor in any way responsible for:

   1. The accuracy, utility, or adequacy of any Technical Information furnished or disclosed by it in connection with this Agreement, or

   2. The performance of products manufactured or repaired or overhauled by Licensee on the basis of any Technical Information furnished in connection with this Agreement.

         13.3 The Licensee hereby agrees to indemnify, defend and hold harmless the Licensor from and against any claim, demand, action, cause, liability, obligation, cost or expense, including reasonable attorney's fees, arising out of any breach by the Licensee of its covenants set forth in Section 2.1 of this Agreement.

         14. DURATION OF THE AGREEMENT

         14.1 This Agreement shall become effective after it has been executed by both Parties hereto and shall continue in force for an initial term of three
(3) years. The Licensee may elect to renew the term of this Agreement for three
(3) successive renewal terms of three (3) years each by providing written notice of renewal to the Licensor not less than ninety (90) days prior to the expiration of the initial term or any renewal term hereunder.

         14.2 Either party shall have the right to terminate this Agreement if the other party shall be in default of any material obligation hereunder. In such event, the non-defaulting party may give written notice of its election to terminate the Agreement under this Section 14.2, specifying such default. Unless the defaulting party remedies the default within ninety (90) days after receipt of such notice, the non-defaulting party may terminate this Agreement by written notice, effective on receipt.

         14.3 Upon the termination of this Agreement, the Licensee shall immediately cease and desist from offering for sale or selling any Licensed Products parts or manuals therefor or services relating thereto, provided, however, that the Licensee may make sales and perform services required by contracts or agreements entered into and effective one hundred eighty (180) calendar days before the date of termination of this Agreement.

         14.4 The Licensee's obligations under this Agreement will continue until the termination or expiration date, for whatever reason, of this Agreement. In particular, any royalties accrued prior to the effective date of expiration or termination, or any royalties payable as a result of sales made after the date of expiration or termination as provided in Section 14.3 above, shall be payable in accordance with Article 9. In addition, the Licensee's obligations under Sections 12.1 and 12.2 shall remain in full force and effect after termination of this Agreement for whatever reason.

         15. SEVERABILITY

         15.1 In the event that any particular provision or requirement of this Agreement is held to be invalid, such provision or requirement shall remain in full force and effect to the extent it is not invalid or otherwise unenforceable, and all other provisions and requirements of this Agreement shall remain in full force and effect.

         15.2 In the event that any provision or requirement hereof shall be held invalid by any court or other tribunal of competent jurisdiction, the parties hereto shall endeavor to agree on a new provision or requirement of comparable economic effect.

         16. AMENDMENTS AND AMPLIFICATIONS

         16.1 This Agreement, including its Schedules, contains the entire understanding of the parties with respect to the subject matter herein.

         16.2 All amendments, amplifications and interpretations, including additions and notices of termination, must be in writing and shall not be binding unless signed by both parties hereto.

         17. GOVERNING LAW

         This Agreement shall be governed by and construed under the laws of the State of California.

         18. ARBITRATION

         The parties shall attempt, in good faith, to resolve by negotiation any claim or controversy arising out of or relating to this Agreement. If a dispute cannot be resolved by negotiation, such dispute shall be resolved by arbitration conducted in San Diego, California, in accordance with the rules of the American Arbitration Association, which rules are deemed to be incorporated by reference into this Agreement. There shall be three arbitrators, one to be chosen by the Licensor, one to be chosen by the Licensee, and the third, who shall be chairman of the arbitration panel, to be chosen by the two arbitrators selected by the parties, or, if such persons fail to agree, by the American Arbitration Association. The arbitration shall be conducted in a single hearing, and the arbitrators shall render their decision within thirty (30) days of the conclusion of the hearing. The expenses of the arbitration (including reasonable attorneys' fees) shall be borne as specified in the decision of the arbitrators and shall be allocated based on the relative merit of the two positions, as determined by the arbitrators. The decision of the arbitrators shall be final and nonappealable. Judgment upon any decision rendered by the arbitrators may be entered by any court having jurisdiction. Notwithstanding the foregoing:

         (1) At the discretion of the party seeking relief, any claim for temporary or permanent injunctive relief under this Agreement may be heard in and decided by the state or federal courts in the State of California, and in no other courts, and each party consents to the jurisdiction of such courts for such purpose.

         (2) If an action is brought in such a court for such injunctive relief, such court shall also decide, in the same action, any claims for damages related to Article X and the Confidentiality Agreement that may be raised in the same action.

This Section 18 shall apply to all disputes under this Agreement, whether arising before or after the date of this Agreement.

         19. FORCE MAJEURE

         Neither party shall be liable to the other for delay or failure in performance of any of the obligations imposed by this agreement if such failure is beyond the reasonable control of such party due to FORCE MAJEURE. Force majeure shall include any act of God, action of the elements, fire, accident, riot, labor disturbance, failure or lack of transportation facilities, issuance of governmental laws, orders, or regulations, or other cause, whether similar or dissimilar, beyond the reasonable control of the party required to perform. The party whose performance is impeded by the force majeure condition shall notify promptly the other party upon the discovery of the force majeure condition, indicating the anticipated duration and effect of the force majeure condition, and such party shall be diligent in attempting to remove such force majeure condition.

         20. NO JOINT VENTURE

         Nothing herein contained shall be construed to place the Licensor and Licensee in the relationship of partners or joint ventures and neither shall have any power to obligate or bind the other in any manner whatsoever.

         21. NOTICES

         Any notice or consent required or permitted by or in connection with this Agreement shall be in writing and made by hand delivery, by wire or by certified mail, return receipt requested, postage prepaid, addressed to the Licensor or the Licensee at the appropriate address set forth below or to such other address as may be hereafter specified by written notice by the Licensor or the Licensee, and shall be considered given as of the date of hand delivery, wire or as of two (2) business days after the date of mailing, as the case may be:

         If to the Licensee:

            MAJESTIC MODULAR BUILDINGS
            8880 Rio San Diego Drive
            8th Floor
            San Diego, CA 92108
            Attention: Francis A. Zubrowski, Chief Executive Officer & President Fax No.: (619) 209-6078

         If to the Licensor:

            CAL-AMERICAN BUILDING COMPANY, LTD.
            Steven D. Rosenthal
            320 9th Street
            Modesto, California 95351
            Fax No.: (209) 571-1456

         22. BINDING EFFECT

         This Agreement shall be binding upon and shall inure to the benefit of the Licensor and the Licensee and their respective heirs, legal representatives, successors and assigns.

         23. WAIVER OF BREACH

         The waiver by either party hereto of a breach of any provisions of this Agreement shall not operate or be construed as a waiver of any subsequent breach by either party.

         24. EXECUTION IN COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together constitute one and the same instrument.

   IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the first date set forth above.

WITNESS:                          LICENSOR:
                                  CAL-AMERICAN BUILDING COMPANY, INC.

 /s/ David R. Griffith            By: /s/ STEVEN D. ROSENTHAL            (SEAL)
-------------------------------      ------------------------------------
                                      Steven D. Rosenthal, President

 /s/ David R. Griffith                /s/ STEVEN D. ROSENTHAL            (SEAL)
-------------------------------      ------------------------------------
                                      Steven D. Rosenthal, President


                                  LICENSEE:
                                  MAJESTIC MODULAR BUILDINGS
                                      COMPANY, INC.

 /s/ David R. Griffith            By: /s/ FRANCIS A. ZUBROWSKI           (SEAL)
------------------------------        -----------------------------------
                                        Francis A. Zubrowski
                                        President & Chief Executive Officer